

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2023

Tie Li
Chief Financial Officer
Li Auto Inc.
11 Wenliang Street
Shunyi District, Beijing 101399
People's Republic of China

> **Re: Li Auto Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-39407**

Dear Tie Li:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Haiping Li, Esq.